UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Private Placement

On September 12, 2023, Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated accredited institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell an aggregate of 62,242 restricted ordinary shares (“Shares”), par value $0.018 per share, of the Company for gross proceeds of $66,600 (the “Offering”).

The parties to the Purchase Agreement have each made customary representations, warranties and covenants, including, among other things, that the Purchasers are “accredited investors” as defined in Rule 501 of Regulation D (“Regulation D”) promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Offering closed on September 18, 2023.

Pursuant to the terms of the Purchase Agreement, the Company has also agreed to provide the Purchasers with piggyback registration rights under certain circumstances to register the Shares if the Company at any time in the future determines to file a registration statement under the Securities Act to register the offer and sale by the Company of its ordinary shares in a registered offering.

The Shares issued in the Offering are exempt from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder. The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement are subject to, and qualified in their entirety by, such document.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement by and among Jiuzi Holdings Inc. and the Purchasers

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: September 19, 2023	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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